

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 3, 2013

Via E-mail
Michael G. Hanna, Jr., Ph.D.
Chief Executive Officer
Vaccinogen, Inc.
5300 Westview Drive, Suite 406
Frederick, MD 21703

> **Re:** **Vaccinogen, Inc.**
> **Amendment No. 1 to Registration Statement on Form 10-12(g)**
> **Filed August 19, 2013**
> **File No. 000-54997**

Dear Dr. Hanna:

We have reviewed your amended registration statement and correspondence filed August 19, 2013 and have the following additional comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Vaccines in Immunotherapy of Cancer, page 5

1. We note your response to our prior comment 7 and reissue the comment in part. Please explain how use of a patient's surgically excised tumor obviates problems related to "tumoral heterogeneity" and induces a more robust immune response. In providing your response, please avoid overly-complex scientific terminology that could be confusing to a reasonable investor.

OncoVAX Overview, page 6

2. We note your response to our prior comment 14 and your statement that Bacillus Calmette-Guerin (BCG) is an "immunogenic enhancer." Please revise your disclosure to

describe what BCG is composed of and how your proprietary formulation of BCG enhances OncoVAX's immunogenic qualities.

Planned Trials – Stage II Colon Cancer, Phase IIIb Trial, page 14

3. We note your response to our prior comment 18 and reissue the comment in part. Please disclose the approximate date on which the FDA granted your IND application for OncoVAX. In addition, throughout your discussion of past clinical trials on pages 7 through 14, please disclose the approximate time period during which each trial took place and the location (by country) in which the trials were primarily conducted.

Immune Libraries, page 20

4. Since you currently have no collaboration agreements in place, please remove your references on this page to the payment amounts per antibody targets and royalty rates that potential collaboration agreements can generate.

OncoVAX Pricing, page 24

5. We note that the study entitled "Immunotherapy with autologous tumor cell-BCG vaccine…" was authored in part by Dr. Hanna, founder and CEO of the company, and Dr. Jan Vermorken, a member of the company's Medical Advisory Board. Please revise your disclosure to identify the involvement of Drs. Hanna and Vermorken in the study and remove all references to the study as "independent."

Intellectual Property, page 28

6. We note you have a patent covering the process of making tumor specific human monoclonal antibodies from the cells of OncoVAX-immunized patients that will expire in 2015. Please expand disclosure to discuss how expiration of this patent will affect your HuMabs program and what steps you will take, if any, to mitigate the loss of such protection. Please also disclose the expiration date of this patent along with any attendant risks in the risk factor section on pages 50-52.

Risk Factors
"If an event of default is declared under agreements with Organon Teknika…," page 42

7. We note your disclosure here and on page 29 that should Organon deliver a notice of default and you fail to cure the default within 45 days, which would require payment by you of $500,000 plus accrued interest, then your OncoVAX patent would be assigned to Organon. Please include disclosure in the risk factor describing the specific ways in which the loss of this patent to Organon could adversely affect the company's business.

<u>"If an event of default is declared under our security agreement with the Abell Foundation…,"</u>
<u>page 42</u>

8. Similarly, please expand the risk factor relating to the Abell agreement to describe the specific ways in which the loss of this patent to Abell could adversely affect the company's business.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Don Abbott at (202) 551-3608 or Jim Rosenberg at (202) 551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Stephenson at (202) 551-3192, Bryan Pitko at (202) 551-3203, or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Bryan J. Pitko for

Jeffrey P. Riedler
Assistant Director

cc: <u>Via E-mail</u>
        Gregory R. Carney, Esq.
        Indeglia & Carney